

June 18, 2014

<u>Via E-mail</u>
Steven C. Bierman
President
CNH Equipment Trust 2010-C
c/o New Holland Credit Company, LLC
6900 Veterans Boulevard
Burr Ridge, IL 60527

  Re: **CNH Equipment Trust 2010-C**
      Form 10-K for Fiscal Year Ended December 31, 2013
      Filed March 27, 2014
      File No. 333-157418-05

Dear Mr. Bierman:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 15 – Exhibits and Financial Statements Schedules, page 3

Schedule B to Exhibit 33.2

1. We note the disclosure here regarding The Bank of New York Mellon's identified material instance of noncompliance with the Item 1122(d)(3)(i) servicing criterion, and the statement that "certain reports to investors were not prepared in accordance with the timeframes and other terms set forth in the related transaction agreements." With a view to disclosure, please tell us:

   • whether the transaction covered by this Form 10-K is part of the sample transactions reviewed to assess compliance with the applicable servicing criterion;

- if the transaction covered by this Form 10-K was part of the transactions reviewed, whether the identified instance of noncompliance involved this transaction;
- identification of the "certain reports" (including time frames covered by the reports) that were impacted by the material instance of noncompliance;
- the nature, extent and scope of the information that was not prepared in accordance with the terms of the transaction agreements; and
- whether investors were materially impacted or effected as a result of the material instance of noncompliance.

2.   Please confirm that any Item 1122 report provided in connection with future filings that identifies a material instance of noncompliance with the servicing criteria will provide disclosure, similar to what we have requested in the above comment, to address the extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material impacts of noncompliance, and the party's current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng, at 202-551-3811, or me, at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Eric Mathison
        Trent M. Murch